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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                            (Amendment No. 3)*


                    United International Holdings, Inc.
--------------------------------------------------------------------------------
                             (Name of Issuer)

              Class A Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                910734 10 2
               ----------------------------------------------
                              (CUSIP Number)


Check the following if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7). _____

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     CUSIP No. 910734 10 2     SCHEDULE 13G     Reporting Persons  1 of 5
                                                                   ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Albert M. Carollo

2.  Check the appropriate box if a member of a group*
    (a)
    (b)   X

3.  SEC use only

4.  Citizenship or place of organization

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole voting power         34,167***

6.  Shared voting power      111,210**

7.  Sole dispositive power    34,167***

8.  Shared dispositive power 111,210**

9.  Aggregate amount beneficially owned by each reporting person

    145,377

10. Check if the aggregate amount in row 9 excludes certain shares  X
                                                                   ---
11. Percent of class represented by amount in row 9

    0.6%

12. Type of reporting person*

    In

** Represents shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.
*** Represents shares of Class A Common Stock that are subject to presently exercisable options.

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     CUSIP No. 910734 10 2     SCHEDULE 13G     Reporting Persons  2 of 5
                                                                   ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Carollo Company

2.  Check the appropriate box if a member of a group*
    (a)
    (b)    X

3.  SEC use only

4.  Citizenship or place of organization

    Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH:

5.  Sole voting power           111,210**

6.  Shared voting power

7.  Sole dispositive power      111,210**

8.  Shared dispositive power

9.  Aggregate amount beneficially owned by each reporting person

    111,210**

10. Check if the aggregate amount in row 9 excludes certain shares  X
                                                                   ---
11. Percent of class represented by amount in row 9

    0.4%

12. Type of reporting person*

    Pn

**  Represents shares of Class B Common Stock immediately convertible into
    shares of Class A	Common Stock.

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     CUSIP No. 910734 10 2     Schedule 13G     Reporting Persons  3 of 5
                                                                   ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Albert & Carolyn Company

2.  Check the appropriate box if a member of a group*
    (a)
    (b)    X

3.  SEC use only

4.  Citizenship or place of organization

    Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole voting power          111,206**

6.  Shared voting power

7.  Sole dispositive power     111,206**

8.  Shared dispositive power

9.  Aggregate amount beneficially owned by each reporting person

    111,206**

10. Check if the aggregate amount in row 9 excludes certain shares  X
                                                                   ---
11. Percent of class represented by amount in row 9

    0.4%

12. Type of reporting person*

    00

** Represents shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.

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     CUSIP No. 910734 10 2     SCHEDULE 13G     Reporting Persons  4 of 5
                                                                   ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    James R. Carollo Living Trust

2.  Check the appropriate box if a member of a group*
    (a)
    (b)    X

3.  SEC use only

4.  Citizenship or place of organization

    Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole voting power          111,206**

6.  Shared voting power

7.  Sole dispositive power     111,206**

8.  Shared dispositive power

9. Aggregate amount beneficially owned by each reporting person

   111,206**

10. Check if the aggregate amount in row 9 excludes certain shares  X
                                                                   ---
11. Percent of class represented by amount in row 9

    0.4%

12. Type of reporting person*

    00

**  Represents shares of Class B Common Stock immediately convertible into
    shares of Class A	Common Stock.

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     CUSIP No. 910734 10 2     SCHEDULE 13G     Reporting Persons  5 of 5
                                                                   ------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    John B. Carollo Living Trust

2.  Check the appropriate box if a member of a group*
    (a)
    (b)    X

3.  SEC use only

4.  Citizenship or place of organization

    Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  Sole voting power          111,204**

6.  Shared voting power

7.  Sole Dispositive power     111,204**

8.  Shared dispositive power

9.  Aggregate amount beneficially owned by each reporting person

    111,204**

10. Check if the aggregate amount in row 9 excludes certain shares  X
                                                                   ---
11. Percent of class represented by amount in row 9

    0.4%

12. Type of reporting person*

    00

**  Represents shares of Class B Common Stock immediately convertible into
    shares of Class A	Common Stock.

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Item 1.

(a)  	Name of Issuer

United International Holdings, Inc.

(b) 	Address of Issuer's Principal Executive Offices

4643 S. Ulster - #1300
Denver, CO  80237

Item 2.

(a) 	Name of Person Filing

Albert M. Carollo
Carollo Company
Albert & Carolyn Company
James R. Carollo Living Trust
John B. Carollo Living Trust

(B) 	Address of Principal Business Offices or, if none, Residence

c/o Sweetwater Television Co.
PO Box 8
602 Broadway
Rock Springs,   Wyoming  82901

(c) 	Citizenship

See Item 4 of Cover Page

(d)	Title of Class of Securities

Class A Common Stock par value $.01 per share

(e)	CUSIP Number

910734 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or Dealer registered under Section 15 of the Act
(b)	Bank as defined in section 3(a)(6) of the Act
(c)	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	Investment Company registered under section 8 of the Investment Company
    Act
(e)	Investment Adviser registered under section 203 of the Investment
    Advisers Act of 	1940
(f)	Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
    Fund; See Sec.	240.13d-1(b)(ii)(F)
(g)	Parent Holding company, in accordance with Sec. 240.13d-1(b)(ii)(G)
    (Note: See Item	7)
(h)	Group, in accordance with Sec. 240.13d-1(b)(i)(ii)(H)

Item 4.	Ownership

(a)	Amount Beneficially Owned

See Item 9 of Cover Page

(b)	Percent of class

See Item 11 of Cover Page

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote
   	See Item 5 of Cover Page

(ii) shared power to vote or to direct the vote
		  See Item 6 of Cover Page

(iii) sole power to dispose or to direct the disposition of
		  See Item 7 of Cover Page

(iv) shared power to dispose or to direct the disposition of
		  See Item 8 of Cover Page

Item 5. 	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. _____

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary of Which
Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

Albert J. Carollo is the beneficial owner of 111,210 shares of the issuer's Class B Common Stock, the record owner of 111,210 of which is Carollo Company, a gerneral partnership of which he is a general partner. The Albert & Carolyn Company, The James R. Carollo Living Trust and The John B. Carollo Living Trust received the shares of Class B Common Stock identified in this schedule 13G from an affiliate of Albert Carollo, but Mr. Carollo has retained no beneficial ownership interest in such shares.

Cable Acquisition Corp., Albert M. Carollo, William J. Elsner, L. Flinn, Jr. Family Limited Partnership, Lawrence Flinn, Jr., Joseph E. Giovanini,
Clarice J. Giovanini, Giovanini Investments, Ltd., Curtis Rochelle, Marian Rochelle, Rochelle Investments, Ltd., Gene W. Schneider, G. Schneider Holdings, Mark Schneider, Janet S. Schneider, (collectively, the "Founders"), Apollo Cable Partners, L.P., ("Apollo") and United International Holdings, Inc. (the "Company") are parties to a Stockholders' Agreement (the "Stockholders' Agreement") that provides for the election as directors by Apollo and the Founders of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Company's voting securities beneficially owned by it is reduced below certain levels. These director nomination rights expire on April 12, 2003, unless earlier terminated by the agreement of Apollo and the Founders. A copy of the Stockholders' Agreement was included as
Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

Some of the Founders have transferred all or a portion of their shares of the Company to the following persons: Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Giovanini Properties,
Jim Rochelle, Kathleen Jaure, the Revocable Trust of Janet Schneider,
Susan G. House, and Robert A. Schneider. As a result of these transfers, the transferees became subject to the Stockholders' Agreement.

The Company's Board of Directors is currently composed of ten members, eight of whom may be deemed to have been nominated by the Founders and two of which may be deemed to have been nominated by Apollo.

There are no other agreements among the undersigned and any other Founder or Apollo with respect to the voting of the Company's securities.

To the best of the undersigned's knowledge, the Founders, Apollo and certain transferees beneficially owned as of December 31, 1996, a total of 13,566,272 shares of the Company's Class A Common Stock. As a result of voting provisions of the Stockholders' Agreement, the Founders and Apollo may be deemed to be a "group" for purposes of Rule 13d-3 and each member of such "group" may be deemed to beneficially own shares of the Company's stock held by the other members of such "group." Pursuant to Rule 13d-4, the undersigned hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 of the shares of the Company's common stock held by any other Founder, Apollo or their transferees.

Item 9. 	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 31, 1997	By:  /S/ Albert M. Carollo
                              ------------------------
			                           Albert M. Carollo


CAROLLO COMPANY, A Wyoming general partnership

Date:  January 31, 1997 	By:  /S/ Albert M. Carollo
                              ------------------------
			                           Albert M. Carollo


ALBERT & CAROLYN COMPANY, a Wyoming  general partnership

Date:  January 31, 1997	 By: /S/ Albert M. Carollo, Jr.
                             --------------------------
                             Albert M. Carollo, Jr.
                             General Partner


JAMES R. CAROLLO LIVING, TRUST, a Wyoming trust

Date:  January 31, 1997  	By: /S/ James R. Carollo
                              -------------------------
                              James R. Carollo
                              Trustee


JOHN B. CAROLLO LIVING TRUST, a Wyoming trust

Date:  January 31, 1997	  By: /S/ John B. Carollo
                              -------------------------
                              John B. Carollo
	                             Trustee